Exhibit A



VIA FEDERAL EXPRESS

August 10, 2001

Chris C. Gagas
Chairman
Pathfinder Bancorp, Inc.
214 West First Street
Oswego, NY  13126

Dear Chris:

	I am writing to determine whether Fulton Savings Bank submitted an offer to Pathfinder Bancorp, Inc. to purchase Pathfinder's common stock. Based on my recent meeting with senior management of Fulton Savings, I was under the impression that Fulton Savings would be submitting an offer to Pathfinder in an amount significantly in excess of the market price of the stock.

	Please let me know if Pathfinder received an offer. If you do not advise me in writing by Friday, August 17, 2001 that Pathfinder has not received an offer from Fulton Savings, I will assume that an offer has been received by Pathfinder.

	Please distribute this letter to Pathfinder's Board of Directors.



						Sincerely,



						Seymour Holtzman